File No. 812-15320

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER TO AMEND A

PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY

ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND

RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

MSD INVESTMENT CORP., MSD PARTNERS, L.P., MSD CREDIT OPPORTUNITY MASTER FUND, L.P., MSD CREDIT OPPORTUNITY MASTER FUND II, L.P., MSD CREDIT OPPORTUNITY FUND, L.P., MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P., MSD CREDIT OPPORTUNITY FUND, LTD., MSD DEBT REIT HOLDINGS, L.P., MSDC EIV, LLC, MSD EIV PRIVATE, LLC, MSD RCOF TRS, LLC, MSD RCOF TRS (CAYMAN) LTD., MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P., RCOF-C INTERMEDIATE (CAYMAN), L.P, RCOF-C INTERMEDIATE, L.P., MSD SPECIAL INVESTMENTS FUND, L.P., MSD SIF HOLDINGS, L.P., MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P., MSD SIF (CAYMAN), L.P., MSD ALPINE CREDIT OPPORTUNITY FUND, LP, MSD SBAFLA FUND, L.P., MSD UK HOLDINGS LIMITED, MSD UK HOLDINGS LTD, MSD UK AGGREGATOR FUND, LLC, MSD PCOF SMA 1, LLC, MSD PCOF SMA 2, LLC, MSD RCOF SMA 1, LLC, MSD RCOF SMA 2, LLC, MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) II, L.P., INTERMEDIATE FUND PCOF 2, LLC, MSD PCOF FUND 2, LTD, ONSHORE INTERMEDIATE FUND PCOF 2, LLC, MSD ONSHORE PCOF FUND 2, LTD, MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P., MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P., MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P., MSD BDC SPV I, LLC, MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P., MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P., MSD CREDIT REIT HOLDINGS II, L.P., MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P., MSD SPECIAL INVESTMENTS FUND II, L.P.

One Vanderbilt, 26th Floor

New York, NY 10017

All Communications, Notices and Orders to:

Robert Simonds

MSD Partners, L.P.

One Vanderbilt, 26th Floor

New York, NY 10017

Telephone: (212) 303-4728

bsimonds@msdpartners.com

Copies to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

July 8, 2022

I.	INTRODUCTION

A.	Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to MSD Investment Corp., et. al (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B.	Applicants Seeking Relief

●	Regulated Funds

o

MSD Investment Corp. (the “Existing Regulated Fund”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to the Existing Regulated Fund is MSD Partners, L.P.

●	Advisers

o

MSD Partners, L.P. (“MSD”), a Delaware limited partnership that serves as the investment adviser to the Existing Regulated Fund, on behalf of itself and its successors.[3] MSD is an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”). MSD is currently the only Adviser. Any other Adviser will control, be controlled by, or under common control with, MSD.

●

MSD BDC SPV I, LLC (the “Existing Wholly-Owned Subsidiary”) (as identified on Appendix A hereto), a Delaware limited liability company, is a separate and distinct legal entity and a Wholly-Owned Investment Sub of the Existing Regulated Fund.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Certain of the Applicants previously submitted an application with the Commission (File No. 812-15215), as amended and restated and filed with the Commission on April 1, 2021, November 18, 2021, and January 18, 2022 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 34477 dated January 19, 2022 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 34509 dated February 16, 2022. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

●

Certain existing Affiliated Funds (as identified on Appendix A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Fund and MSD, the “Applicants”). MSD is the investment adviser to each of the Existing Affiliated Funds.

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.	APPLICANTS’ PROPOSAL

A.	Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

C.	Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5

V.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Robert Simonds

MSD Partners, L.P.

One Vanderbilt, 26th Floor

New York, NY 10017

Telephone: (212) 303-4728

bsimonds@msdpartners.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Anne G. Oberndorf, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

4 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

5 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 8th day of July, 2022.

MSD Investment Corp.

By:	/s/ Saritha Reddy
	Name:	Saritha Reddy
	Title:	Chief Compliance Officer And Secretary

MSD Partners, L.P.

By:	/s/ Robert Simonds
	Name:	Robert Simonds
	Title:	General Counsel

Existing Wholly-Owned Subsidiary: MSD BDC SPV I, LLC Existing Affiliated Funds: MSD CREDIT OPPORTUNITY MASTER FUND, L.P.

MSD CREDIT OPPORTUNITY MASTER FUND II, L.P.

MSD CREDIT OPPORTUNITY FUND, L.P.

MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P.

MSD CREDIT OPPORTUNITY FUND, LTD.

MSD DEBT REIT HOLDINGS, L.P.

MSDC EIV, LLC

MSD EIV PRIVATE, LLC

MSD RCOF TRS, LLC

MSD RCOF TRS (CAYMAN) LTD.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P.

RCOF-C INTERMEDIATE (CAYMAN), L.P

RCOF-C INTERMEDIATE, L.P.

MSD SPECIAL INVESTMENTS FUND, L.P.

MSD SIF HOLDINGS, L.P.

MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P.

MSD SIF (CAYMAN), L.P.

MSD ALPINE CREDIT OPPORTUNITY FUND, LP.

MSD SBAFLA FUND, L.P.

MSD UK HOLDINGS LIMITED

MSD UK HOLDINGS LTD

MSD UK AGGREGATOR FUND, LLC

MSD PCOF SMA 1, LLC,

MSD PCOF SMA 2, LLC,

MSD RCOF SMA 1, LLC,

MSD RCOF SMA 2, LLC,

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) II, L.P.

INTERMEDIATE FUND PCOF 2, LLC

MSD PCOF FUND 2, LTD

ONSHORE INTERMEDIATE FUND PCOF 2, LLC

MSD ONSHORE PCOF FUND 2, LTD

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P.

MSD CREDIT REIT HOLDINGS II, L.P.

MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P.

MSD SPECIAL INVESTMENTS FUND II, L.P.

By:	/s/ Robert Simonds
Name: Robert Simonds
Title: Authorized Signatory

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of July 8, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MSD Investment Corp.

By:	/s/ Saritha Reddy
	Name:	Saritha Reddy
	Title:	Chief Compliance Officer And Secretary

MSD Partners, L.P.

By:	/s/ Robert Simonds
	Name:	Robert Simonds
	Title:	General Counsel

Existing Wholly-Owned Subsidiary:

MSD BDC SPV I, LLC

Existing Affiliated Funds:

MSD CREDIT OPPORTUNITY MASTER FUND, L.P.

MSD CREDIT OPPORTUNITY MASTER FUND II, L.P.

MSD CREDIT OPPORTUNITY FUND, L.P.

MSD CREDIT OPPORTUNITY FUND (CAYMAN), L.P.

MSD CREDIT OPPORTUNITY FUND, LTD.

MSD DEBT REIT HOLDINGS, L.P.

MSDC EIV, LLC

MSD EIV PRIVATE, LLC

MSD RCOF TRS, LLC

MSD RCOF TRS (CAYMAN) LTD.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND-C L.P.

RCOF-C INTERMEDIATE (CAYMAN), L.P

RCOF-C INTERMEDIATE, L.P.

MSD SPECIAL INVESTMENTS FUND, L.P.

MSD SIF HOLDINGS, L.P.

MSD SPECIAL INVESTMENTS FUND (CAYMAN), L.P.

MSD SIF (CAYMAN), L.P.

MSD ALPINE CREDIT OPPORTUNITY FUND, LP.

MSD SBAFLA FUND, L.P.

MSD UK HOLDINGS LIMITED

MSD UK HOLDINGS LTD

MSD UK AGGREGATOR FUND, LLC

MSD PCOF SMA 1, LLC,

MSD PCOF SMA 2, LLC,

MSD RCOF SMA 1, LLC,

MSD RCOF SMA 2, LLC,

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) 2, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN) II, L.P.

INTERMEDIATE FUND PCOF 2, LLC

MSD PCOF FUND 2, LTD

ONSHORE INTERMEDIATE FUND PCOF 2, LLC

MSD ONSHORE PCOF FUND 2, LTD

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER (ECI) FUND II, L.P.

MSD PRIVATE CREDIT OPPORTUNITY MASTER FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND, L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND (CAYMAN), L.P.

MSD PRIVATE CREDIT OPPORTUNITY FUND II, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II-C, L.P.

MSD REAL ESTATE CREDIT OPPORTUNITY FUND II, L.P.

MSD CREDIT REIT HOLDINGS II, L.P.

MSD SPECIAL INVESTMENTS FUND (CAYMAN) II, L.P.

MSD SPECIAL INVESTMENTS FUND II, L.P.

By:	/s/ Robert Simonds
Name: Robert Simonds
Title: Authorized Signatory

Exhibit B

RESOLUTIONS OF THE BOARD OF DIRECTORS

MSD INVESTMENT CORP.

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Appendix A

Existing Wholly-Owned Subsidiary:

MSD BDC SPV I, LLC

Existing Affiliated Funds:

MSD Credit Opportunity Master Fund, L.P.

MSD Credit Opportunity Master Fund II, L.P.

MSD Credit Opportunity Fund, L.P.

MSD Credit Opportunity Fund (Cayman), L.P.

MSD Credit Opportunity Fund, Ltd.

MSD Debt REIT Holdings, L.P.

MSDC EIV, LLC

MSD EIV Private, LLC

MSD RCOF TRS, LLC

MSD RCOF TRS (Cayman) LTD.

MSD Real Estate Credit Opportunity Fund L.P.

MSD Real Estate Credit Opportunity Fund-C L.P.

RCOF-C Intermediate (Cayman), L.P

RCOF-C Intermediate, L.P.

MSD Special Investments Fund, L.P.

MSD SIF Holdings, L.P.

MSD Special Investments Fund (Cayman), L.P.

MSD SIF (Cayman), L.P.

MSD Alpine Credit Opportunity Fund, LP.

MSD SBAFLA Fund, L.P.

MSD UK Holdings Limited

MSD UK Holdings Ltd

MSD UK Aggregator Fund, LLC

MSD PCOF SMA 1, LLC

MSD PCOF SMA 2, LLC

MSD RCOF SMA 1, LLC

MSD RCOF SMA 2, LLC

MSD Private Credit Opportunity Master (ECI) Fund 2, L.P.

MSD Private Credit Opportunity Master Fund 2, L.P.

MSD Private Credit Opportunity Fund 2, L.P.

MSD Private Credit Opportunity Fund (Cayman) 2, L.P.

MSD Private Credit Opportunity Fund (Cayman) II, L.P.

Intermediate Fund PCOF 2, LLC

MSD PCOF Fund 2, Ltd

Onshore Intermediate Fund PCOF 2, LLC

MSD Onshore PCOF Fund 2, Ltd

MSD Private Credit Opportunity Master (ECI) Fund, L.P.

MSD Private Credit Opportunity Master (ECI) Fund II, L.P.

MSD Private Credit Opportunity Master Fund, L.P.

MSD Private Credit Opportunity Fund, L.P.

MSD Private Credit Opportunity Fund (Cayman), L.P.

MSD Private Credit Opportunity Fund II, L.P.

MSD Real Estate Credit Opportunity Fund II-C, L.P.

MSD Real Estate Credit Opportunity Fund II, L.P.

MSD Credit REIT Holdings II, L.P.

MSD Special Investments Fund (Cayman) II, L.P.

MSD Special Investments Fund II, L.P.